Karen Linehan joins the VEON Board as a non-executive Director Amsterdam, 5 January 2022 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announced that Karen Linehan, former General Counsel of Sanofi, has joined the VEON Board as a non-executive director. Karen spent more than 30 years at Sanofi, a leading international healthcare company, in different legal roles, including more than a decade as General Counsel, leading the Legal, Ethics and Business Integrity function. With her global team, she effectively safeguarded the company and its stakeholders from the many challenges of the pharmaceutical sector’s rapidly evolving environment. As one of the first women of Sanofi’s Executive Committee, and a founding member of the company’s Gender Balance Board, Karen also passionately promoted diversity, gender balance and personal development. Her prior working experience includes practicing law in the New York firm Townley & Updike, and serving on the congressional staff of the Speaker of the US House of Representatives. Karen graduated from Georgetown University with a Bachelor of Arts in American Studies and a Juris Doctorate. Gennady Gazin, Chairman of the Board, said: “We welcome Karen as an independent director to our Board, and we look forward to working with her. Karen brings a wealth of experience and a valuable perspective to our Company. We are pleased that she will also serve on our Audit & Risk and Nominating & Corporate Governance Committees.” Karen’s appointment fills the vacancy created with the resignation of Steve Pusey last year.

About VEON   VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services. Our companies are transforming lifestyles through technology-driven services that empower opportunity in some of the world’s fastest-growing emerging markets. For more information, visit: https://www.veon.com   Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the potential benefits of the appointment described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact Information Marina Levina Group Communications Director Marina.levina@veon.com Nik Kershaw Group Investor Relations Director Nik.Kershaw@veon.com